VF 3-6-03

**AM 3/3/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[redacted]

03011172

SEC MAIL RECEIVED PROCESSING
FEB 2 8 2003
WASH. D.C. 186 SECTION

SEC FILE NUMBER
8- 47904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA John James Investments Ltd
Applicant: John James Futures Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8463 Sheridan Drive
(No. and Street)

Williamsville (City) NY (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accounting Group of Western New York, CPA PC
(Name – *if individual, state last, first, middle name*)

3085 Southwestern Blvd. (Address) Orchard Park (City) NY (State) 14127 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yvonne S. Pilichowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John James Investments, Ltd., as of Dec. 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Yvonne S. Pilichowski
Signature

President
Title

Jo Ann B. Miner
Notary Public

JO ANN B. MINER
Notary Public, State of Florida
My comm. expires Sept. 13, 2006
No. DD 125690

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN JAMES INVESTMENTS, LTD.

FINANCIAL STATEMENTS

**FOR THE YEAR ENDED
DECEMBER 31, 2002**

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

ACCOUNTING GROUP
OF WESTERN NEW YORK, C.P.A., P.C.

Independent Auditor's Report

To the Board of Directors and Shareholder
John James Investments, Ltd.
Williamsville, New York

We have audited the accompanying consolidated statement of financial condition of John James Investments, Ltd. (the Company) as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John James Investments, Ltd. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Accounting Group of Western New York, CPA, PC

Accounting Group of Western New York, CPA, PC
Orchard Park, New York
February 26, 2003

(716) 675-2277 Fax: (716) 675-2033
3085 Southwestern Blvd., Suite 106 Orchard Park, New York 14127

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents:		
Cash in banks	$760	
Cash in money market accounts	95,762	
Accounts receivable:		
Broker-dealer receivable	15,932	
Clearing firm deposits receivable	15,000	
Receivables from non-customers	20,000	
Securities owned:		
Marketable, at market value	20,100	
Not readily marketable, at estimated fair value	1,875	
Loan receivable, not readily marketable	41,788	
		211,217
Land	20,000	
Building improvements	69,845	
Other	7,157	
Office equipment and furniture	92,801	
	189,803	
Less accumulated depreciation	86,133	
		103,670
TOTAL ASSETS		$314,887

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable-trade	$13,447	
Payroll taxes payable	681	
Commissions payable	10,870	
Accrued income taxes	16,024	
Deferred income taxes	2,200	

TOTAL LIABILITIES		43,222

STOCKHOLDER'S EQUITY		
Common stock, no-par value, 200 shares *authorized, issued, and outstanding*	2,000	
Additional paid-in capital	38,357	
Retained earnings	231,308	

TOTAL STOCKHOLDER'S EQUITY		271,665

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$314,887
		==========

The accompanying notes are an integral part of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commissions	$316,101	
Commodity revenue	51,672	
Sale of investment company shares	85,588	
Unrealized gain on proprietary securities	735	
Interest, dividends and capital gains	1,444	
TOTAL REVENUE		455,540
EXPENSES		
Officer salaries and employment costs	40,962	
Commissions and other compensation and benefits	132,666	
Regulatory fees and expenses	6,318	
Occupancy costs	105,369	
Advertising	1,514	
Communications, telephone and data processing	13,864	
Depreciation	15,478	
Insurance	21,635	
Office supplies and expense	14,366	
Postage and delivery	3,530	
Professional fees	10,515	
Repairs, cleaning and maintenance	7,984	
Seminars	3,904	
Utilities	5,497	
Vehicle, travel and entertainment	20,637	
TOTAL EXPENSES		404,239
INCOME BEFORE INCOME TAXES		51,301
INCOME TAX PROVISION		9,794
NET INCOME		41,507
RETAINED EARNINGS, beginning of year		189,801
RETAINED EARNINGS, end of year		$231,308

The accompanying notes are an integral part
of these financial statements

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE , December 31, 2001	$2,000	$38,357	$189,801	$230,158
NET INCOME			41,507	41,507
BALANCE , December 31, 2002	$2,000	$38,357	$231,308	$271,665

JOHN JAMES INVESTMENTS, LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$41,507
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,478
Deferred income tax adjustments	(9,958)
(Increase) decrease in assets:	
Broker-dealer receivable	118,784
Clearing firm deposits receivable	371
Receivables from non-customers	(20,000)
Loan receivable, not readily marketable	(41,788)
Payroll tax deposits	17,492
Increase (decrease) in liabilities:	
Accounts payable	4,774
Commissions payable	(61,315)
Payroll taxes payable	681
Accrued income taxes	5,330
Total adjustments	29,849
Net cash provided by operating activities	71,356
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases and dispositions of property and equipment, net of accumulated depreciation	(15,137)
Net realized and unrealized proprietary investment transactions	(735)
Net cash (used in) investing activities	(15,872)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Unsecured loan payable	(11,397)
Net cash (used in) financing activities	(11,397)
Net increase in cash and cash equivalents	44,087
CASH AND CASH EQUIVALENTS, beginning of year	52,435
CASH AND CASH EQUIVALENTS, end of year	$96,522

The accompanying notes are an integral part of these financial statements

JOHN JAMES INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a New York Corporation that was incorporated in March, 1995.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

2. Summary of Significant Accounting Policies (continued)

Property, Equipment and Depreciation

Property and equipment are stated at cost. Maintenance and repairs are charged against income; major renewal and betterment's are capitalized. Depreciation and amortization are computed using both accelerated and straight-line methods over the estimated useful lives of the assets. Depreciation is provided using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

4. **Receivable From and Payable to Customers**

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

5. **Securities Owned and Sold, Not Yet Purchased**

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

6. **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

8. **Fair Values of Financial Instruments**

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2002, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments.

9. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

10. **Related Party Transactions**

Rent expense to the spouse of the shareholder for office space was $102,000 for the year ended December 31, 2002.

11. **Year 2000 Issue**

The year 2000 issue is the result of many older computer programs being written using two digits rather than four to define the applicable year. This could result in a system failure or miscalculations causing disruptions in operations.

The Company has received notification from its software vendor that the current accounting software is year 2000 compliant. Management of the Company does not believe that there are any other date sensitive applications currently in use that would be subject to the year 2000 issue.

JOHN JAMES INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

12. Taxes on Income

The net deferred tax asset (liability) consisted of the following components as of December 31, 2002:

Deferred tax assets related to:	
Commissions payable	$2,323
Accounts payable	2,209
	4,532
Deferred tax liabilities related to:	
Property and equipment	(3,326)
Accounts receivable	(3,406)
Net deferred tax (liability)	$(2,200)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

The Company reports on the cash basis for income taxes and on the accrual method for financial statement purposes.

12. Taxes on Income (continued)

The provision for income taxes for the year ended December 31, 2002 consisted of the following:

Current:	Federal provision	$13,830
	State provision	5,922
		19,752
Current:	Federal benefit	(-0-)
	State benefit	(-0-)
		(-0-)
	Total current expense	19,752
Deferred:	Federal liability	10,299
	State liability	5,755
		16,054
Deferred:	Federal benefit	(16,664)
	State benefit	(9,348)
		(26,012)
Total deferred (benefit) expense		(9,958)
Total income tax (benefit) provision		$9,794

Supplementary Information

SCHEDULE I

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

NET CAPITAL		
TOTAL STOCKHOLDER'S EQUITY		$271,665
ADD:		
Deferred income taxes payable		2,200
TOTAL ALLOWABLE CAPITAL		273,865
NON ALLOWABLE ASSETS:		
Securities not readily marketable	1,875	
Furniture, equipment and property, net	103,670	
Loan receivable, not readily marketable	41,788	
		147,333
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		126,532
HAIRCUTS ON SECURITIES		20,100
NET CAPITAL		$106,432

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2002)

NET CAPITAL AS REPORTED IN COMPANY'S PART II FOCUS REPORT		$122,276
AUDIT ADJUSTMENTS:		
Adjust payroll tax deposits	(1,292)	
Loan receivable, not readily marketable	71,246	
Securities not readily marketable	2,850	
Property and equipment, net	(1,139)	
Deferred income taxes	(9,958)	
Accounts payable, accrued liabilities, expenses and other	(77,551)	
		(15,844)
NET CAPITAL		$106,432

SCHEDULE II

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

MINIMUM NET CAPITAL REQUIRED		
Total liabilities from Statement of Financial Condition	$43,222	
Reserve ratio	6.67%	

MINIMUM NET CAPITAL REQUIRED	2,883	
MINIMUM DOLLAR REQUIREMENT	5,000	

NET CAPITAL REQUIREMENT	$5,000	
	=========	
EXCESS NET CAPITAL		$101,432
		=========
EXCESS NET CAPITAL AT 1000%		$102,110
		=========
TOTAL AGGREGATE INDEBTEDNESS		$43,222
		=========
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		40.61%
		=========

SCHEDULE III

JOHN JAMES INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NOT APPLICABLE - K(2)(ii) EXEMPTION

SCHEDULE IV

JOHN JAMES INVESTMENTS, LTD.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS' REGULATED COMMODITY FUTURES & OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2002

NOT APPLICABLE